FORM 6-K

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549


                       Report of Foreign Issuer
                pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934


              For the period 30 December 2002 - 20 January 2003


                          Cookson Group plc

      The Adelphi, 1-11 John Adam Street, London, WC2N 6HJ, England


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

               Form 20-F    X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
                    Yes                                  No      X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]



Exhibit No. 1   Holding(s) in Company released by London Stock Exchange
                on 30 December 2002

Exhibit No. 2   Director Shareholding released by London Stock Exchange
                on 30 December 2002

Exhibit No.3    Blocklisting Interim Review released by London Stock Exchange on 2 January 2003

Exhibit No. 4   Disposal & Trading Update released by London Stock Exchange on 20 January 2003

Exhibit No. 1


SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

COOKSON GROUP PLC

2) Name of shareholder having a major interest

FIDELITY INTERNATIONAL LIMITED

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


  REGISTERED NAME             MANAGEMENT COMPANY            NUMBER OF SHARES

  STATE STREET NOMINEES       FIDELITY MANAGEMENT TRUST               150,000
  LTD.                        COMPANY

  BROWN BROTHERS HARRIMAN     FIDELITY MANAGEMENT TRUST                82,200
                              COMPANY

  CHASE NOMINEES LTD.         FIDELITY INVESTMENT                  80,068,201
                              SERVICES LTD.

  CHASE MANHATTAN BANK        FIDELITY INVESTMENT                  19,547,502
  LONDON                      SERVICES LTD.

  RBS TRUST BANK              FIDELITY PENSION MANAGEMENT           3,382,795

  NORTRUST NOMINEES LTD.      FIDELITY PENSION MANAGEMENT             788,060

  BT GLOBENET NOMINEES LTD.   FIDELITY PENSION MANAGEMENT             269,880

  CITIBANK                    FIDELITY PENSION MANAGEMENT             476,580

  CHASE NOMINEES LTD.         FIDELITY PENSION MANAGEMENT          11,626,601

  BANK OF NEW YORK LONDON     FIDELITY PENSION MANAGEMENT           2,045,940

  NORTHERN TRUST              FIDELITY PENSION MANAGEMENT           2,783,240

  HSBC                        FIDELITY PENSION MANAGEMENT             847,780

  BANKERS TRUST               FIDELITY INTERNATIONAL                  511,420
                              LIMITED

  RBS TRUST BANK              FIDELITY INTERNATIONAL                7,820,740
                              LIMITED

  CITIBANK                    FIDELITY INTERNATIONAL                  367,120
                              LIMITED

  CHASE NOMINEES LTD          FIDELITY INTERNATIONAL               17,471,750
                              LIMITED

  HSBC CLIENT HOLDINGS        FIDELITY INTERNATIONAL               92,637,427
  NOMINEE (UK) LIMITED        LIMITED

  CHASE MANHATTAN BANK        FIDELITY INTERNATIONAL                2,570,820
  LONDON                      LIMITED

  DEUTSCHE BANK               FIDELITY INTERNATIONAL                4,777,280
                              LIMITED

  BANK OF NEW YORK LONDON     FIDELITY INTERNATIONAL               21,922,798
                              LIMITED

  NORTHERN TRUST              FIDELITY INTERNATIONAL                7,242,760
                              LIMITED

  MELLON TRUST                FIDELITY INTERNATIONAL                  620,360
                              LIMITED

  BANK OF NEW YORK BRUSSELS   FIDELITY INTERNATIONAL                2,361,189
                              LIMITED

  STATE STREET BANK & TRUST   FIDELITY INTERNATIONAL                2,467,877
                              LIMITED

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF 1 PENCE EACH

10) Date of transaction

23 DECEMBER 2002

11) Date company informed

27 DECEMBER 2002

12) Total holding following this notification

282,840,320 SHARES

13) Total percentage holding of issued class following this notification

14.95%

14) Any additional information

NONE

15) Name of contact and telephone number for queries

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - TEL: 020 7766 4537

16) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC

Date of notification: 30 DECEMBER 2002

Exhibit No. 2

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

COOKSON GROUP PLC

2) Name of director

RAYMOND SHARPE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

VIDACOS NOMINEES LIMITED

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ORDINARY SHARES OF 1 PENCE EACH IN COOKSON GROUP PLC

7) Number of shares/amount of
stock acquired

50,000

8) Percentage of issued class

LESS THAN 1%

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

ORDINARY SHARES OF 1 PENCE EACH

12) Price per share

20.5 PENCE PER SHARE

13) Date of transaction

27 DECEMBER 2002

14) Date company informed

30 DECEMBER 2002

15) Total holding following this notification

478,707

16) Total percentage holding of issued class following this notification

0.025%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC - 020 7766 4537

25) Name and signature of authorised company official responsible for making this notification

ALAN WALLWORK, ASST COMPANY SECRETARY, COOKSON GROUP PLC

Date of Notification.................................. 30 DECEMBER 2002

Exhibit No. 3

 SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Group Executive Share Option Schemes

3. Period of return: From :

01/07/2002
to
31/12/2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

1,400,621

5. Number of shares issued/allotted
under scheme during period

0

6. Balance under scheme not yet issued/allotted at end of period

1,400,621

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

3,500,000 (March 1998) Ref RA/Cookson Group plc/00001-0002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,891,650,130

Contact for queries:
Address:

The Adelphi
1-11 John Adam Street
London
WC2N 6HJ

Name:
Rachel Fell
Telephone:
020 7766 4536

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Employee Share Savings Scheme

3. Period of return: From :
01/07/2002
to
31/12/2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

906,883

5. Number of shares issued/allotted
under scheme during period

0

6. Balance under scheme not yet issued/allotted at end of period

906,883

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

1,500,000 (Feb 1996) Ref A/367/1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records
1,891,650,130

Contact for queries:
Address:

The Adelphi
1-11 John Adam Street
London
WC2N 6HJ

Name:
Rachel Fell
Telephone:
020 7766 4536


SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Cookson Group plc

2. Name of scheme

Cookson Group US Stock Purchase Plan

3. Period of return: From :
01/07/2002
to
31/12/2002

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

2,118,449

5. Number of shares issued/allotted
under scheme during period

0

6. Balance under scheme not yet issued/allotted at end of period

2,118,449

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

3,500,000 (January 2001) Ref 0-508-407 (GB0005084073)

Please confirm total number of shares in issue at the end of the period in order for us to update our records
1,891,650,130

Contact for queries:
Address:
The Adelphi
1-11 John Adam Street
London
WC2N 6HJ

Name:
Rachel Fell
Telephone:
020 7766 4536

Exhibit No. 4




20 January 2003

SALE OF PRECISION PRODUCTS BUSINESSES FOR $80 MILLION &
Q4 2002 TRADING UPDATE

Sale of Precision Products

Cookson Group plc has completed the sale of its Precision Products businesses for a total consideration of $80.2 million (GBP50.0 million). The decision to sell these businesses was announced in July 2002.

The Precision Products businesses, which were part of Cookson's Precious Metals division, consisted of two sectors operating primarily in North
America: the manufacture of electrical contacts, contact assemblies and engineered plastic components; and the manufacture of dental products. These businesses have been sold in two separate transactions: the first to a company controlled by The Jordan Company, LP and the second to Sterngold Dental LLC.

The total consideration for the transactions comprised: $3.8 million (GBP2.4 million) cash in November 2002 for the sale of the dental products businesses; and, for the sale of the remainder, $72.9 million (GBP45.4 million) in cash in January 2003 and a $3.5 million (GBP2.2 million) subordinated note repayable in eight years. The cash proceeds, net of expenses, have been used to reduce bank borrowings.

The tangible net asset value of the divested businesses was GBP28 million, excluding goodwill of GBP23 million previously written off to reserves on original acquisition. This results in a deficit of GBP4 million in 2002 for the sale of the dental products business and a surplus of GBP2 million in 2003 for the balance. In the year ended 31 December 2002, the Precision Products businesses had sales of GBP69 million (2001: GBP79 million) and contributed operating profit of GBP9 million (2001: GBP11 million).

Trading Update

Trading performance for the Group for Q4 2002 was in line with indications given in the Q3 Trading Update issued in November 2002. As a result, operating profit for the year will be within the range of market expectations. Group sales for Q4 2002 were up on both the preceding quarter and Q4 2001, and operating profit improved markedly over the same periods.
Cash generation was strongly positive in Q4 and, after taking account of the above disposals, net borrowings on a pro forma basis at the end of 2002 would have been less than GBP400 million; this compares with GBP750 million at the end of 2001.

Sales for the Electronics division in Q4 2002 improved marginally over those of both the preceding quarter and Q4 2001, although the electronics industry has yet to show signs of a meaningful recovery. Cost saving measures did, however, ensure that the Electronics division continued to operate at a break-even level, a significant improvement over Q4 2001. Since the Q3 2002 Trading Update, further initiatives to increase operating efficiency and reduce the division's cost base have been implemented in the Equipment sector, in certain European operations and in the division's central service activities. The one-off cash costs of these initiatives will amount to some GBP6 million, most of which will be outlaid in 2003, and cost savings of GBP8 million per annum are expected to accrue. In addition, a GBP13 million write-down of assets associated with these initiatives will be taken in 2002.

The Precious Metals division - which now consists solely of its Jewellery Products activities following the sale of the Precision Products businesses - experienced slower than normal holiday season sales as consumer demand remained weak in its key US and European markets. Nevertheless, sales and operating profit for Q4 as a whole improved over the preceding quarter.

For the Ceramics division, sales and operating profits in Q4 improved strongly over both those of the preceding quarter and Q4 last year. The level of profitability in the fourth quarter - as measured by return on sales - was the highest for two years, highlighting the beneficial impact of the significant restructuring of the division that was carried out over that period. Generally, global steel production remained at a similar level to that of Q3 2002, other than for the normal holiday season closures, and the non-steel operations of the division performed soundly.

The Group's preliminary results for 2002 will be announced on 4 March 2003.

Shareholder/analyst enquiries:



Cookson Group plc    Tel: 020 7766 4500

Stephen Howard, Group Chief Executive
Dennis Millard, Group Finance Director
Lisa Williams, Investor Relations Manager

Press enquiries:


Hogarth Partnership    Tel: 020 7357 9477

John Olsen


Note: All financial information is unaudited. All financial comparisons are at constant exchange rates. This announcement contains forward-looking statements about Cookson. Although the Company believes its expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. These forward looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from those in such statements, certain of which are beyond the control of Cookson.








                                                   SIGNATURE
                                                   Cookson Group plc



                                                   By:________________
                                                   Rachel Fell
                                                   Assistant Company Secretary


                                                   Date: 23 January 2003